March 16, 2010	Phone: 808-682-7800 dnakamoto@hokucorp.com

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention:	Jay Webb
Dennis C. Hult

Re:	Hoku Scientific, Inc.
Form 10-K for the fiscal year ended March 31, 2009
Filed June 15, 2009
File No. 000-51458

Ladies and Gentlemen:

On behalf of Hoku Scientific, Inc., a Delaware corporation (the “Company”), please find below the Company’s responses to the comment letter to Darryl Nakamoto, dated March 2, 2010, from the Staff of the Securities and Exchange Commission (the “SEC”), regarding the Company’s Form 10-K for the fiscal year ended March 31, 2009.  The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold italics).

Form 10-K for the Fiscal Year Ended March 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Critical Accounting Policies, page 41

1.
We note that in this section where you are required to disclose the accounting policies management believes are critical to your financial position and operations you merely repeat the policies from your significant accounting policies financial statement footnote without elaboration.  In the interest of providing investors with better future disclosures, please address the following for each identified critical accounting policy:

•	expand your disclosures to describe the specific factors that in your view makes each critical.

•	discuss the nature of estimates and uncertainties about these estimates inherent to each individual policy, including how you make those estimates and

•	discuss how different assumptions, methods or conditions might effect your financial statements.

For further guidance, please refer to SEC interpretive Release No. 33-8350.  Please address our comment in your future filings.

United States Securities and Exchange Commission March 16, 2010 Page 2 of 7

Company Response:

In future filings, where applicable, the Company will expand disclosures to describe the specific factors that are deemed critical with respect to the accounting policy under discussion.  In addition, the Company will include a discussion, where appropriate, on the nature of estimates and uncertainties about those estimates relating to each accounting policy and how different assumptions, methods or conditions may affect the financial statements.

Liquidity and Capital Resources, page 44

Net Cash Used in Operating Activities, page 45

2.
We note that your discussion of cash flows from operations merely discloses the changes to the significant components of working capital.  To better explain cash flows from operations, in future filings please expand your discussion to explain the reasons for the changes in your cash flows and address the impact on your working capital.

Company Response:

In future filings, the Company will expand its discussion of cash flows from operations to better explain the reasons for the changes in cash flows from operations and address the impact on the Company’s working capital.

3.
We notice a significant increase in the FY 2009 balance for the caption “Accounts payable and accrued expenses.”  We also noticed a similar increase in the same accounts during the nine months ended December 31, 2009.  Please reconcile for us the change in Accounts payable and accrued expenses as shown in the Consolidated Statement of Cash Flows with the change as it appears in the Consolidated Balance Sheets from Fiscal Year 2008 to 2009 as well as for the nine months ended December 31, 2009.  In future filings provide enough information in the notes to your financial statements to enable readers of your financial statements to recalculate all material amounts presented in your Consolidated Statement of Cash Flows.

Company Response:

The following table details the components of Accounts payable and accrued expenses in the Consolidated Balance Sheets as of March 31, 2009 and 2008 and the corresponding change as it is reflected in the Consolidated Statement of Cash Flows (“CSCF”) for the fiscal year ended March 31, 2009 (in thousands of dollars):

United States Securities and Exchange Commission March 16, 2010 Page 3 of 7

Consolidated Balance Sheets
	March 31, 2009	March 31, 2008	Change
Operating expenditures	$909	$3,258	$(2,349)
Capital expenditures	37,282	-	37,282
Accounts payable and accrued expenses	$38,191	$3,258	$34,933

Consolidated Statement of Cash Flows	March 31, 2009
Operating activities:
Accounts payable and accrued expenses	$(2,349)
Supplemental disclosure of non-cash investing activities:
Acquisition of property and equipment	$37,282

As indicated in the table of Consolidated Balance Sheets above, Accounts payable and accrued expenses increased by $34.9 million as of March 31, 2009 compared to the prior fiscal year-end.  The increase was due to accrued capital expenditures of $37.3 million related to property and equipment additions for the Company’s polysilicon manufacturing facility under construction in Pocatello, Idaho, offset by payments of previously accrued operating expenditures of $2.3 million during the fiscal year ended March 31, 2009.

In the CSCF for the year ended March 31, 2009, the $2.3 million paid for previously accrued operating expenses was reflected in Operating Activities, and the accrued capital expenditures of $37.3 million at March 31, 2009 was shown as a supplemental disclosure of non-cash investing activities.

The following table details the components of Accounts payable and accrued expenses in the Consolidated Balance Sheets as of December 31, 2009 and March 31, 2009 and the corresponding change as it is reflected in the CSCF for the nine month period ended December 31, 2009 (in thousands of dollars):

Consolidated Balance Sheets
	December 31, 2009	March 31, 2009	Change
Operating expenditures	$2,086	$909	$1,177
Capital expenditures	59,378	37,282	22,096
Accounts payable and accrued expenses	$61,464	$38,191	$23,273

United States Securities and Exchange Commission March 16, 2010 Page 4 of 7

Consolidated Statement of Cash Flow	December 31, 2009	Balance Sheet Impact
Operating activities:		
Accounts payable and accrued operating expenses	$ (723)	
Supplemental disclosure of non-cash activities:		
Costs related to Tianwei investment (inclu. in $14,784)	1,900	
	$ 1,177	Increase in Accounts payable and accrued operating expenditures as shown above
	$ 37,282	Accounts payable and accrued capital expenditures- 3/31/09
	74,866	Plant and equipment expenditures during the period
Investing activities:		
Payment of accounts payable and accrued capital expenditures	(52,770)	
	22,096	Increase in Accounts payable and accrued capital expenditures as shown above
Supplemental disclosure of non-cash activities:		
Acquisition of property and equipment	$ 59,378	Accounts payable and accrued capital expenditures- 12/31/09

As indicated in the table of Consolidated Balance Sheets above, Accounts payable and accrued expenses increased by $23.3 million as of December 31, 2009 as compared to March 31, 2009.  The increase was due to an increase of accrued capital expenditures of $22.1 million for plant and equipment additions currently under construction in Pocatello, Idaho and an increase of accrued operating expenditures of $1.2 million during the nine month period ended December 31, 2009.

The $1.2 million increase in accrued operating expenses shown above was the result of $723,000 in net payments of accrued operating expenses during the nine-month period and an accrual for costs related to the Tianwei investment of $1.9 million.  The $723,000 payment was reflected in the Operating Activities of the CSCF under Accounts payable and accrued operating expenses.   The $1.9 million accrual was included in the $14.8 million of non-cash activities for the issuance of warrant and costs related to Tianwei investment which was shown as a supplemental disclosure on the CSCF.

United States Securities and Exchange Commission March 16, 2010 Page 5 of 7

The $22.1 million increase in accrued capital expenditures shown above resulted from property and equipment expenditures of $74.9 million during the nine month period ended December 31, 2009 and related payments of $52.8 million which were reflected in the Investing Activities of the CSCF under Payment of accounts payable and accrued capital expenditures.  Accrued capital expenditures outstanding at December 31, 2009 were $59.4 million and were reflected as non-cash activities for the acquisition of property and equipment in the supplemental disclosure of the CSCF.

In future filings, the Company will provide supplementary information in the notes to the Company’s financial statements to support all material amounts presented in its CSCF.

4.
To this regard, please tell us about the nature and reported amounts in Accounts payable and accrued expenses at March 31, 2009.  When preparing your future filings note any item in excess of 5% of total current liabilities should be separately stated in the balance sheet or a note thereto.  Refer to Rule 5-02 (20) of Regulation S-X.

Company Response:

At March 31, 2009, Accounts payable and accrued expenses were comprised of the following (in thousands of dollars):

March 31, 2009
Operating expenditures	$909
Capital expenditures	37,282
Accounts payable and accrued expenses	$38,191

As discussed in Response #3 above, the capital expenditures pertain primarily to property and equipment additions related to the Company’s polysilicon manufacturing facility under construction in Pocatello, Idaho. The operating expenditures pertain primarily to accrued operating expenses of the Company.

In future filings, the Company will continue to disclose the components of Accounts payable and accrued expenses, as appropriate, and also separately disclose any items in excess of 5% of total current liabilities in the balance sheet or in a note thereto.

United States Securities and Exchange Commission March 16, 2010 Page 6 of 7

Notes to Consolidated Financial Statements, page F-7

Note 7 Interest and Other Income, page F-19

5.
We note in fiscal 2009 you present a net gain on the sale of operating assets in non-operating income and expenses.  Please note that gains on the sale of property used in operations should be presented as operating income rather than non-operating income.  In future filings please present any gains or losses on the sale of property used in operations as operating income or expense rather than as a non-operating item or tell us as to why you do not believe classification of such a gain or loss as a component of operating income/loss is required by U.S. GAAP.  Refer to the guidance at FASB ASC Topic 360-10-45-5.

Company Response:

The net gain of $660,000 was primarily related to the sale of the Company’s fee simple interest in its real property and improvements in Kapolei, Hawaii.

When originally constructed in 2005, the Kapolei property was used as the Company’s corporate headquarters and the research, development and manufacturing facilities for the fuel cell business.  During the fiscal year ended March 31, 2008, the Company suspended the manufacture of fuel cell products although the Company continued to commit funds to patent its fuel cell technology and protect the value of its intellectual property.  At the time of the sale of the property in December 2008, the property was primarily used for corporate headquarter purposes.  Therefore, considering the primary use of the property over the twelve month period preceding the date of the sale was for corporate headquarter purposes, the gain related to the sale was recognized as Interest and Other Income in the Consolidated Statement of Operation.

The Company acknowledges that any gains or losses on the sale of property specifically used in operations should be reported as operating income or expense rather than as a non-operating item. The Company will review and apply the accounting guidance provided in FASB ASC Topic 360-10-45-5 in its future filings.

United States Securities and Exchange Commission March 16, 2010 Page 7 of 7

*      *      *      *

We believe the foregoing discussion is responsive to the Staff’s comments.  As you have requested, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  The Company also acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking action with respect to such filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  The Company further acknowledges the other statements made in your letter.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (808) 682-7800.

Very truly yours,
HOKU SCIENTIFIC, INC.

/s/ Darryl S. Nakamoto
Darryl S. Nakamoto
Chief Financial Officer

cc:     Scott Paul (Hoku Scientific, Inc.)
Dean Hirata (Hoku Scientific Audit Committee Chairman)
Paul M. Boyd (Stoel Rives LLP)